STRADLING YOCCA CARLSON & RAUTH, P.C. 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 SYCR.COM	NEWPORT BEACH RENO SAN DIEGO SACRAMENTO SAN FRANCISCO SANTA BARBARA SANTA MONICA

October 24, 2013

VIA EDGAR AND FEDEX	FOIA CONFIDENTIAL TREATMENT REQUESTED BY TANDEM DIABETES CARE, INC.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Beth Breslin, Esq.

Re:	Tandem Diabetes Care, Inc.

Registration Statement on Form S-1

Filed October 7, 2013

File No. 333-191601

Dear Ms. Breslin:

On behalf of our client, Tandem Diabetes Care, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 6, 2013 (the “Comment Letter”), relating to the Company’s draft registration statement on Form S-1 confidentially submitted to the Commission on August 12, 2013, which was subsequently amended in response to the Comment Letter and confidentially submitted to the Commission on September 30, 2013 (as so amended, the “Confidential Registration Statement”). The Confidential Registration Statement was filed publicly on October 7, 2013 (File No. 333-191601) (the “Original Registration Statement”). Concurrent with the submission of this response letter, the Company is filing Amendment No. 1 to the Original Registration Statement (as so amended, the “Registration Statement”). In this letter, we are only responding to comment number 23 in the Comment Letter, which has been reproduced in its entirety below.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information. The Company has excluded the confidential portions of this letter from the copy of the letter filed on EDGAR.

FOIA Confidential Treatment Requested

By Tandem Diabetes Care, Inc.

Registration Statement on Form S-1

Filed October 7, 2013

File No. 333-191601

In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we respectfully request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for the undersigned is c/o Stradling Yocca Carlson & Rauth, P.C., 660 Newport Center Drive, Suite 1600, Newport Beach, CA 92660, Attention: Ryan C. Wilkins, Esq., telephone number (949) 725-4115.

Staff Comment and Company Response

Critical Accounting Policies and Management Estimates and Assumptions

Stock Based Compensation, pages 57-61

23.	After pricing information is available, please revise to provide a specific discussion of each significant factor contributing to significant differences between the estimated fair value of your stock and the estimated IPO price (or pricing range) for the 12 months prior to the IPO. Please note that we are deferring final evaluation of share-based compensation until the estimated offering price is specified, and we may have further comments in that regard when you file an amendment containing that information.

Company Response: We respectfully advise the Staff that on October 22, 2013, the Company, based on information provided by its underwriters, determined that the estimated offering prices to be included on the cover of the Company’s preliminary prospectus (the “Cover Page”) is likely to be in the range of $[***] to $[***] per share. The midpoint of the estimated price range is $[***] per share. The Company anticipates making a final determination of the estimated offering prices to be included on the Cover Page within the next 7 to 10 days.

In comparison, the Company’s board of directors, with input from management, determined the fair value of the Company’s common stock to be $4.78 per share as of September 30, 2013. This amount was determined after considering the objective and subjective factors described in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement, which included, but was not limited to, consideration of material Company operational and development milestones and a valuation report prepared by an independent third-party valuation specialist.

Please note that the foregoing per share amounts, and the other per share amounts set forth in this letter, do not reflect the impact of an anticipated reverse stock split, which the Company plans to effect immediately prior to the closing of the initial public offering.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83

FOIA Confidential Treatment Requested

By Tandem Diabetes Care, Inc.

Registration Statement on Form S-1

Filed October 7, 2013

File No. 333-191601

As is typical in initial public offerings, the final estimated price range included on the Cover Page will not be derived using a formal determination of fair value, but instead will be determined primarily through negotiation between the Company and its underwriters. Among the factors that the Company expects to consider in setting the estimated price range for the offering are the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings by companies in the Company’s industry, and by companies conducting initial public offerings generally;

•	the recent market prices of, and the demand for, publicly-traded common stock of companies in the Company’s industry, and public companies generally;

•	the general condition of the securities markets;

•	an assumption that there would be a receptive public trading market for medical device companies such as the Company;

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Registration Statement; and

•	preliminary discussions with the underwriters concerning the potential valuation of the Company.

The midpoint of the estimated price range for the offering of $[***] per share (the “Midpoint Price”), exceeds the fair value of the Company’s common stock of $4.78 per share as of September 30, 2013, which was determined as described above (the “Prior Valuation Price”) by $[***] per share. The Company respectfully submits that the difference between the Prior Valuation Price and the Midpoint Price is primarily attributable to the fact that the methodology for determining the two prices is different in important ways.

The Prior Valuation Price resulted from the consideration of multiple liquidity scenarios (the “early IPO”, “late IPO” and “non-IPO” (or “stay private”) scenarios), not all of which allocate value to the Company’s stockholders on a fully-diluted, as-converted to common stock basis. In contrast, the Midpoint Price assumes with 100% probability that the Company will complete the contemplated initial public offering (in connection with which all of the Company’s outstanding preferred stock will be converted into common stock) during the fourth quarter of 2013, as well as certain other factors.

In particular, in calculating the Prior Valuation Price, the consideration of multiple liquidity scenarios with different probability weightings, along with the application of a present value discount factor of 24% and a discount for lack of marketability (“DLOM”) (10%, 14% and 25% in the “early IPO”, “late IPO” and “non-IPO” (or “stay private”) scenarios, respectively)

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83

FOIA Confidential Treatment Requested

By Tandem Diabetes Care, Inc.

Registration Statement on Form S-1

Filed October 7, 2013

File No. 333-191601

accounted for approximately $[***] of the $[***] per share difference between the Prior Valuation Price and the Midpoint Price. The following points illustrate this calculation in greater detail:

•	The September 30, 2013 valuation report prepared by the Company’s valuation specialist contained three liquidity scenarios. The “non-IPO” (or “stay private”) scenario (which, among other things, facilitated the inclusion of various potential liquidity outcomes in which the Company’s preferred stockholders would retain their rights and preferences upon a liquidation of the Company) resulted in a fair value determination of $2.82 per share prior to applying the DLOM of 25%. The “early-IPO” scenario results in a higher fair value per share determination than the “non-IPO” scenario because, under the “early IPO scenario, the Company’s preferred stock would convert into common stock in connection with the offering and, therefore, the liquidation preferences associated with the preferred stock would be eliminated upon completion of the offering. Accordingly, after applying the indicated DLOM and a scenario probability weighting of 30%, the consideration of the “non-IPO” scenario accounted for approximately $[***] per share of the $[***] per share difference between the Prior Valuation Price and the Midpoint Price;

•	In determining the fair value of the Company’s common stock, the September 30, 2013 valuation report utilized a DLOM equal to 10%, 14% and 25% in the “early IPO”, “late IPO” and “non-IPO” scenarios, respectively. The application of these factors accounted for approximately $[***] per share of the $[***] per share difference between the Prior Valuation Price and the Midpoint Price; and

•	The Guideline Company Method was applied to the “early IPO” and “late IPO” scenarios. A present value discount factor of 24% was applied to each scenario, resulting in a determination of the fair value of the Company’s common stock of $6.06 per share and $8.89 per share prior to applying a DLOM equal to 10% and 14% for the “early IPO” and “late IPO” scenarios, respectively. Accordingly, after applying the indicated DLOM and the scenario probability weighting (55% for the “early IPO” scenario and 15% for the “late IPO” scenario, respectively), the consideration of a present value discount factor accounted for approximately $[***] per share of the $[***] per share difference between the Prior Valuation Price and the Midpoint Price.

The Company believes that the remaining difference between the Prior Valuation Price and the Midpoint Price is justified by (i) the fact that the valuation report prepared by the Company’s third-party valuation specialist utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology that may be used by some public market investors to determine the price they are willing to pay in the offering, and (ii) other factors, such as the inherent uncertainty of completing a successful initial public offering and the possibility that the actual offering price could be substantially lower than the estimated offering price range provided by the Company’s underwriters.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83

FOIA Confidential Treatment Requested

By Tandem Diabetes Care, Inc.

Registration Statement on Form S-1

Filed October 7, 2013

File No. 333-191601

In conclusion, the Company respectfully submits that the difference between the latest valuation (i.e., the Prior Valuation Price) and the estimated IPO price (i.e., the Midpoint Price) is reasonable in light of the considerations outlined above.

The Company expects to add disclosure to the effect of the foregoing in its next amendment to the Registration Statement, which the Company expects will include the price range. The Company anticipates filing this amendment in the next 7 to 10 days.

In addition, as requested by the Staff, the Company confirms that it will continue to update the disclosures in its Registration Statement to reflect all equity-related transactions, including the issuance of any options, warrants, convertible notes or shares of preferred stock, through the effective date of the Registration Statement.

* * * * *

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [***], HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83

FOIA Confidential Treatment Requested

By Tandem Diabetes Care, Inc.

Registration Statement on Form S-1

Filed October 7, 2013

File No. 333-191601

Should the Staff have any questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (949) 725-4115 or via email at rwilkins@sycr.com, or in his absence, Bruce Feuchter via telephone at (949) 725-4123 or via email at feuchter@sycr.com.

Sincerely,

STRADLING YOCCA CARLSON & RAUTH, P.C.

/s/ Ryan C. Wilkins

Ryan C. Wilkins

cc:

Tandem Diabetes Care, Inc.

Kim D. Blickenstaff, Chief Executive Officer

John Cajigas, Chief Financial Officer

David B. Berger, Esq., General Counsel

Clifford Chance US LLP

Alejandro E. Camacho, Esq.

Per B. Chilstrom, Esq.

Stradling Yocca Carlson & Rauth, P.C.

Bruce Feuchter, Esq.

Timothy F. O’Brien, Esq.